July 13, 2009

Attn: Mr. Robert S. Littlepage Jr
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Corus Entertainment Inc
File No. 1-14992

Dear Mr. Littlepage,

This letter is to acknowledge that during a conference call on July 6, 2009, we agreed to file a further response to Staff by Friday July 17, 2009.

Yours sincerely,

Thomas C. Peddie, FCA
Senior Vice-President and Chief Financial Officer
Corus Entertainment Inc.